SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of July, 2010

                                  TEFRON LTD.
                (Translation of registrant's name into English)

           IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a proxy statement to be sent to the Registrant's shareholders in connection with its upcoming Annual General Meeting of Shareholders.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TEFRON LTD.
                                                (Registrant)

                                                By: /s/ Eran Rotem
                                                ----------------------
                                                Name: Eran Rotem
                                                Title: Chief Financial Officer

                                                By: /s/ Hanoch Zlotnik
                                                ----------------------
                                                Name: Hanoch Zlotnik
                                                Title: Treasurer

Date: July 19, 2010

                                  TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                         ------------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON AUGUST 26, 2010

                         ------------------------------

Dear Shareholder,

      You are cordially invited to attend the Annual General Meeting of the shareholders of Tefron Ltd. (the "COMPANY") to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel on August 26, 2010, at 11:00 a.m., Israel time (the "MEETING"). The agenda for the Meeting is as follows:

       1. to re-elect, Arnon Tiberg, Ishay Davidi, Meir Shamir, Avi Zigelman, Shirith Kasher and Zvi Limon as directors;

       2. to approve the terms of office for our newly-elected Chairman of the Board, Mr. Arnon Tiberg, including among others, compensation arrangements, reimbursement of expenses and insurance and indemnification arrangements;

       3. to elect Mr. Aviram Lahav as an "external director" under Israeli Companies Law, 1999 for a three year term effective from August 26, 2010 and to approve his compensation;

       4. to approve the compensation for our directors; and

       5. to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2010 and for the period until the next Annual General Meeting of the shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors' compensation.

      In addition, the shareholders may consider to conduct such other business as may properly come before the Annual General Meeting or any adjournments or postponements thereof.

      In addition, shareholders will be requested to consider at the Meeting the Directors' Report and the financial statements of the Company for the fiscal year ended December 31, 2009, and the Company will also report on the auditor's compensation with respect to fiscal year 2009.

      The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

      Shareholders of record at the close of business on July 27, 2010 will be entitled to notice of and to vote at the Meeting.

      Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting and vote your shares in person.

      Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors,

ORNA MAROM
COMPANY SECRETARY
July 19, 2010

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


                                  TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

      This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "COMPANY" or "TEFRON") of proxies to be voted at the Annual General Meeting (the "MEETING") of the shareholders of the Company to be held on August 26, 2010 at 11:00 a.m., Israel time, at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about July 29, 2010.

PROXIES; COUNTING OF VOTES

      Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the Meeting. The Chairman of the Board has the right to accept proxies until the beginning of the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company ("ORDINARY SHARES") covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote.

      Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, confirming the number of shares so held, as well as a statement from the broker, bank or other nominee that it did not vote such shares, and the shareholder must present such legal proxy and statement at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

      THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING. HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

      Only shareholders of record at the close of business on July 27, 2010 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

      To the extent you would like to state your position with respect to any of proposals described in this proxy statement, you may do so by delivery of a notice to the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva 49527, Israel, not later than August 6, 2010.

      Following the Meeting, one or more shareholders holding, as of July 14, 2010, at least 158,682 ordinary shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours. For the sake of caution, for these purposes and for purposes of voting on Proposal Three only, Norfet will be considered a controlling shareholder of the Company.

QUORUM AND VOTING REQUIREMENTS

      On July 14, 2010, the Company had outstanding 3,173,642 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number does not include 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

      At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

      Two or more shareholders, present in person or by proxy or by voting instrument and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to Thursday on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power present at the meeting in person or by proxy or by voting instrument and voting on the question of adjournment. At such adjourned Meeting, any two shareholders, present in person or by proxy or by voting instrument and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum.

      The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of all of the Proposals at the Meeting, other than Proposal Three (to elect Mr. Aviram Lahav as an "external director"), which requires a majority of the voting power represented at the Meeting in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least one-third (1/3) of the total votes of shareholders who are not Controlling Shareholders of the Company (as defined under the Israeli Companies Law, 5759-1999 ("Companies Law")) or anyone voting on their behalf, present at such Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling Shareholders mentioned in (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

      This Proxy Statement and the Proxy Cards attached hereto shall be deemed to constitute voting deeds (Ktavei Hatzba'a) for the purpose of regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                  BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information as of July 14, 2010 concerning the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares. The information presented in this table is based on 3,173,642 Ordinary Shares outstanding as of July 14, 2010, but does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of July 14, 2010. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

                                                           PERCENT OF ORDINARY
NAME                             NUMBER OF SHARES OWNED          SHARES *
----------------------------   -------------------------  ----------------------
Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
"Rubinstein House"
37 Begin Rd.
Tel Aviv, Israel                      461,308 (1)                14.54%

FIMI 2001 Ltd.                        612,399 (1)(2)             19.30%

Mivtach Shamir Holdings, Ltd.         610,432 (1)(3)             19.24%

Analyst I.M.S. Investment
Management Services Ltd.
Alrov Tower
46 Rothschild Blvd.
Tel Aviv 66883                        221,777 (4)                6.95%

* Does not take into account 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

      (1) Norfet L.P is an Israeli partnership. As of July 14, 2010, 7.76% of Norfet was held by FIMI Opportunity Fund, LP, approximately 40.15% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 42.29% was held by Mivtach Shamir Holdings Ltd., approximately 6.06% was held by Yashir Provident Funds Ltd.

            Pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd., which is the managing general partner of each of FIMI Israel Opportunity Fund, Limited Partnership and FIMI Opportunity Fund, L.P. and (ii) Mr. Meir Shamir, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his 34.15% interest in Mivtach Shamir Holdings, Ltd. ("Mivtach-Shamir").

            In addition, each of FIMI 2001 Ltd. and Mivtach-Shamir may be deemed to beneficially own the shares held by Norfet due to the fact that, to the best of the Company's knowledge, FIMI 2001 Ltd. and Mivtach-Shamir share joint control of N.D.M.S. Ltd., which is the general partner of Norfet and holds the sole management, operation and control of Norfet pursuant to a limited partnership agreement between N.D.M.S. Ltd. and the limited partners of Norfet.

      (2) As described in footnote (1) above, FIMI 2001 Ltd. may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by Norfet. FIMI 2001 Ltd. may also be deemed to beneficially own (i) 149,124 shares held by Ta-Top, Limited Partnership, due to FIMI 2001 Ltd.'s position as the managing general partner of FIMI Delaware, which is the sole shareholder of TA-TEK Ltd., the general partner of Ta-Top, Limited Partnership and (ii) 1,967 shares held directly by FIMI Opportunity Fund Limited Partnership and FIMI Israel Opportunity Fund Limited Partnership, due to FIMI 2001 Ltd.'s position as general partner of these partnerships. Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by FIMI 2001 Ltd. due to his position as CEO of FIMI 2001.

      (3) Mivtach Shamir Holdings, Ltd. is an Israeli public company traded on the Tel Aviv Stock Exchange. Mivtach-Shamir's largest shareholder is Mr. Meir Shamir, who, as of July 14, 2010, held 34.15% of Mivtach-Shamir. Mivtach-Shamir directly owns 149,124 Ordinary Shares. In addition, as described in footnote (1) above, Mivtach-Shamir may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by Norfet. Mr. Meir Shamir, a director of the Company, may be deemed to beneficially own the shares held by Mivtach-Shamir due to his 34.15% interest in Mivtach-Shamir.

      (4) Analyst I.M.S. Investment Management Services Ltd. is an Israeli public company traded on the Tel Aviv Stock Exchange ("Analyst"). As of July 14, 2010, 33.04% of Analyst was held by Mr. Ehud Shiloni, 33.04% was held by Mr. Shmuel Lev and 6.1% was held by D.S. Apex Holdings Ltd. Analyst's holdings consist of (i) 213,645 Ordinary Shares held by Analyst I.M.S. Investment Management Services (1986) Ltd. and (ii) 8,132 Ordinary Shares held by Analyst Provident Funds Ltd. As of July 14, 2010, Analyst held 99% of Analyst I.M.S. Investment Management Services (1986) Ltd. and 99% of Analyst Provident Funds Ltd.

DIRECTORS AND SENIOR MANAGERS

      As of July 14, 2010, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 3,173,642 Ordinary Shares (excluding 99,740 shares owned by a wholly owned subsidiary) outstanding as of July 14, 2010. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of July 14, 2010. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                                                 % OF ORDINARY
                                           NUMBER OF                  SHARES
NAME                                    ORDINARY SHARES            OUTSTANDING**
----------------                        ----------------        ----------------
Arnon Tiberg                                    --                       --
Ishay Davidi                               612,399(1)                 19.30%
Meir Shamir                                610,432(2)                 19.24%
Avi Zigelman                                    --                       --
Shirith Kasher                                  --                       --
Yacov Elinav                                    --                       --
Eli Admoni                                      --                       --
Zvi Limon                                  173,038(3)                  5.45%
Amit Meridor                                    --                       --
Eran Rotem                                       *                        *
Ilan Gilboa                                      *                        *
Orna Goldner-Marom                              --                       --
Alon Shadmi                                      *                        *

Directors and senior managers
as a group (13 persons)                  1,073,321(4)                 31.03%

-------------------
*     Less than 1% of the outstanding Ordinary Shares.

** Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney;
(ii) 1,967 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned; and (ii) 149,124 Ordinary Shares held by Ta-Top Limited Partnership, which Mr. Ishay Davidi may be deemed to beneficially own since he serves as CEO of FIMI 2001 Ltd, which controls FIMI Israel Opportunity Fund L.P. and FIMI Opportunity Fund L.P., which hold the partnership interests in Ta-Top Limited Partnership.

(2) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 34.15% interest in Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of July 14, 2010; and (ii) 149,124 Ordinary Shares held by Mivtach-Shamir, which Mr. Shamir may be deemed to beneficially own in accordance with the above mentioned.

(3) Consists of (i) 173,038 Ordinary Shares held by Rimon Investment Master Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S. securities laws since he serves as a partner in the management company of Rimon.

(4) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Mr. Meir Shamir may be deemed to beneficially own under U.S. securities laws due to his 34.15% interest in Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of July 14, 2010; (ii) 1,967 Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet; (iii) 149,124 Ordinary Shares held by Ta-Top Limited Partnership, which Mr. Ishay Davidi may be deemed to beneficially own since he serves as CEO of FIMI 2001 Ltd, which controls FIMI Israel Opportunity Fund L.P. and FIMI Opportunity Fund L.P., which hold the partnership interests in Ta-Top Limited Partnership; (iv) 149,124 Ordinary Shares held by Mivtach-Shamir, which Mr. Shamir may be deemed to beneficially own in accordance with the above mentioned; (v) 173,038 Ordinary Shares held by Rimon which Mr. Zvi Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon;; and (vi) 120 Ordinary Shares held by one executive; and (viii) options to purchase 345,606 Ordinary Shares. The exercise prices of these options range from $3.8 to $15 per share. These options will expire between 2010 and 2020.

EXECUTIVE COMPENSATION

      The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December 31, 2009 was approximately $2.0 million, of which $217,000 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay for all Directors and senior management as a group. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. We have no service contracts with any of our directors that provide for benefits upon termination of their status as directors.

      On November 15, 2009, the Company granted options for 54,000 Ordinary Shares under the Share Option Plan to five senior officers in the Company at an exercise price of NIS 19.9 per share, expiring in November 2019. As of July 14, 2010, 9,000 of these options had expired.

      In connection with the Company's efficiency program, the Directors of the Company (other than External Directors) sent an instruction to the Company to reduce their directors' compensation during 2009 and 2010 by 15% and in December 2009, Mr. Yacov Elinav, an External Director, sent an instruction to the Company to reduce his directors' compensation during 2010 by 15%. The directors' compensation of Mr. Eli Admoni, the Company's other External Director, was not reduced. In addition, within the framework of the Company's agreement with its banks lenders, the Company, and its subsidiaries, Hi-Tex Founded by Tefron Ltd. and Macro Clothing Ltd., agreed not to distribute any dividends or pay management fees and/or any other payment to its or its subsidiaries' shareholders until a ten year loan in an aggregate principal amount of $15 million and a six year loan in an aggregate principal amount of $5 million have been repaid in full. Norfet, a major shareholder of the Company which receives management fees from the Company, consented to the inclusion of this provision in the Company's agreement with its bank lenders. Accordingly, Norfet has effectively waived the management fees owed to it, as of the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full. In addition, on April 7, 2010, Norfet notified us that it waives the $190,000 unpaid management fees that were then due to Norfet.

                                  PROPOSAL ONE
                             ELECTION OF DIRECTORS

      At the Meeting, shareholders will be asked to re-elect six persons to serve as directors of the Company, who, together with the Company's two external directors (one with a term that expires in 2012, and a new external director who will be elected for a three year term if Proposal Two is approved), will constitute the entire eight-member Board of Directors. As of the date of this proxy statement, all of the nominees listed below currently serve as directors of the Company. Mr. Arnon Tiberg began serving as the Chairman of the Board as of July 5, 2010, as a result of a decision by the Board of Directors, pursuant to a provision in the Company's articles of association which allows the Board of Directors to appoint a director to serve in such position until the date of the following annual general meeting of shareholders (i.e., this Meeting). Each of the six nominees is nominated to serve as a director until the end of the next Annual General Meeting. Each of the Company's directors provided a declaration with respect to their compliance with the qualifications to serve as directors of the Company as required under the Companies Law. The declarations are available for review at the Company's offices.

      Also, if elected, Mr. Arnon Tiberg will continue to serve as the Chairman of the Board of Directors.

      It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy may vote in their discretion for another person.

      The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to share ownership of certain of the nominees.

The nominees to serve on the Board of Directors are:

         NAME                     AGE      CURRENT POSITION WITH COMPANY
         ----                     ---      -----------------------------
         Arnon Tiberg             66       Chairman of the Board
         Ishay Davidi             48       Director
         Meir Shamir              59       Director
         Avi Zigelman             53       Director
         Shirith Kasher           42       Director
         Zvi Limon                51       Director

      ARNON TIBERG began serving as the Company's active Chairman of the Board of Directors on July 5, 2010. Mr. Tiberg brings to Tefron many years of direct experience in the textile industry and he has close relationships with Tefron's major customer base. Mr. Tiberg served as President and CEO of Delta Galil Industries from 1997 to 2006 where he executed a successful turnaround program for the company and lead Delta's global expansion and NASDAQ listing. Mr. Tiberg has also served as a member of the Board of Directors at NILIT, an Israeli nylon fiber manufacturer, since 1987, and is a director in the following companies:
RANSYS SYSTEMS Ltd., Kali Group Pension & Financial Management and IBI Ltd Investment Company. Mr. Tiberg is also chairman of the board of directors at Hameshakem, a company for the placement of employees with disabilities, and MCA -Mediterranean Car Agency Ltd., the Israeli licensee of the Fiat group. Among other senior managerial positions, Mr. Tiberg was Managing Director of MCA - Mediterranean Car Agency Ltd. from 1990 until 1996 and CEO of the Manufacturers' Association of Israel from 1990 until 1996. In 2000, Mr. Tiberg was awarded the Manufacturers' Association 'Industry Award' which recognizes exceptional activities or achievements in manufacturing industries. Mr. Tiberg holds a B.A. in Economics and Political Science from the Hebrew University, Jerusalem.

      ISHAY DAVIDI has served as a director of the Company since June 2005 and served as Chairman of the Board of Directors from November 2005 through December 2007. Mr. Davidi is the Founder, CEO and a director of each of FIMI IV 2007 Ltd, FIMI Opportunity 2005 Ltd and FIMI 2001 Ltd, the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Retalix Ltd., Scope Metals Group Ltd., MDT Micro Diamond Technologies Ltd, Ophir Optronic Ltd., Orian S.M. Ltd., Merhav-Ceramic and Building Materials Center Ltd., Bagir Group Ltd., Inrom Industries Ltd., and Fite G.P. Ltd. Mr. Davidi holds a B.Sc in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

      MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the CEO of Mivtach Shamir Holdings Ltd., an investment company traded on the TASE, since 1993. From 1993 until December 2008 he also served as Chairman of Mivtach Shamir Holdings Ltd. Mr. Shamir also serves as a director of AAMS Investments Ltd., HLHP (1997) Ltd., Meir Shamir Management (1997), Meir Shamir Holdings Ltd., Mivtach Shamir Assets Ltd. and of several companies controlled by Mivtach Shamir Holdings Ltd. He also serves as a director of our subsidiaries, Hi-Tex, Macro Clothing Ltd. and Tefron USA Inc. Mr. Shamir holds an undergraduate degree in Economics and Business Administration from Bar Ilan University.

      AVI ZIGELMAN was elected as a director of the Company on June 28, 2005. Since 2004 Mr. Zigelman has been a financial consultant and serves as a member of the board of directors of various entities. Mr. Zigelman currently serves as a director in the following companies: Mizrahi Tefahot Bank Ltd., Ophir Optronic Ltd., Gindi Investments 1 Ltd., Clal Biotechnology Industries Ltd., Simha Urieli and Sons Engineering and Contracting Company Ltd., Sialo Technology Israel Ltd., Orev Technologies (1977) Ltd. and Afcon Electro-mechanics Ltd. Since 2000, Mr. Zigelman has been a member of the Professional Committee of the Israeli Accounting Standard Board. Between 1996 and 2003, Mr. Zigelman served as a Partner Head of Professional Practice Department of the KPMG Somekh Chaikin accounting firm. Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics, Economics with honors, and post degree Accounting Studies, with honors, all from Tel-Aviv University. Mr. Zigelman is a Certified Public Accountant.

      SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and has been the head of Corporate & Structured Finance at Brack Capital Holding Ltd since April 2006. Ms. Kasher serves as director of the following companies:
B.C.R.I - Brack Capital Real Estate Ltd. and B.C.H - Brack Capital Holdings Ltd. From April 2005 until April 2006 Ms. Kasher was the CEO of Telem Ltd. From 2001 to March 31, 2005, Ms. Kasher was the Business and Corporate Counsel and Secretary of The Israel Phoenix Assurance Company Ltd. and the General Counsel of Atara Investment Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group). From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc. in Natural Science from the Hebrew University, Jerusalem and an LLB, from Tel Aviv University and is admitted to practice law in Israel.

      ZVI LIMON has served as a director of the Company since May 2008 and has been a General Partner of Rimon Funds, a public equities investment fund focusing on Israeli companies since 2006. Since 1999, Mr. Limon has also served as a General Partner and Venture Partner of Magna VC (previously Magnum Communication) Fund, an Israeli venture capital fund focusing on communication technology companies. Mr. Limon also serves on the board of directors of CEVA Inc. and DSPG Inc. From 1990 to 2000, Mr. Limon was the Chairman of Limon Holdings Ltd., the advisor to an international technology fund focusing on private and public equity investments. Mr. Limon holds a B.A. in Economics and Business Administration from Bar Ilan University and an M.B.A. from INSEAD.

      It is proposed that at the Meeting, the following Resolution be adopted:

      "RESOLVED, that each of Arnon Tiberg, Ishay Davidi, Meir Shamir, Avi Zigelman, Shirith Kasher and Zvi Limon be, and hereby is, elected to hold office as a director of the Company until the close of the next Annual General Meeting."

      The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

      THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS
PROPOSAL.

                                  PROPOSAL TWO
        APPROVAL OF THE TERMS OF OFFICE OF THE CHAIRMAN OF THE BOARD OF
                                   DIRECTORS

      Under the Companies Law, a director's terms of office (including compensation) requires the approval of the Audit Committee, the Board of Directors and the shareholders of the Company. Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve the terms of office of the Chairman of the Board of Directors.

      Mr. Tiberg began serving as Chairman of the Company's Board of Directors on July 5, 2010. Mr. Tiberg is to provide management services to the Company pursuant to a Services Agreement (the "Agreement") between the Company and a private company owned by Mr. Tiberg (the "Management Company"). The Agreement has been approved by the Company's Audit Committee and Board of Directors and will be effective retroactively from July 5, 2010, upon approval by the Company's shareholders. The material terms of the Agreement are described below.

      MONTHLY FEE; EXPENSES. The Company will pay the Management Company a monthly fee of US $11,000 at their NIS value on the date of payment, plus VAT (the "Compensation"). The Compensation includes payment for transportation expenses in Israel. The Management Company will be entitled to a reimbursement of all expenses incurred in connection with Mr. Tiberg's position, whether in Israel or abroad, including but not limited to board and lodging, hospitality and similar items, according to the Company's policy.

      OPTIONS. According to the Agreement, the Company is to grant to either Mr. Tiberg or to the Management Company (at the Company's option) options to purchase 47,605 Ordinary Shares (the: "Options") pursuant to the Company's share option plan. The Options are to vest over a period of three (3) years commencing July 5, 2010 - one-third upon the completion of 12 months, one-third upon completion of 24 months and one-third upon completion of 36 months, assuming, in each case that the Agreement is in full force and effect at the end of the prescribed vesting periods. The parties have not yet agreed on the exercise price of the Options. The exercise price will be agreed upon by the parties no later than six months from the date on which Mr. Tiberg was appointed to the Board of Directors, July 5, 2010, at which point the grant of the Options will be brought to the approval of the Company's Audit Committee, Board of Directors and shareholders.

      INSURANCE AND INDEMNIFICATION. Mr. Tiberg will be included in the Company's Directors' and Officers' liability insurance policy in connection with the services rendered under the Agreement, and will receive a standard letter of indemnification from the Company indemnifying him for certain actions that he takes in his capacity as a director of the Company. For a description of the terms and conditions of the Company's directors' and officers' liability insurance policy and standard letter of indemnification approved at Company shareholder meetings held on February 23, 2010 and August 7, 2007, respectively, see the proxy statements for these meetings that were submitted to the Securities and Exchange Commission ("SEC") on Form 6-K on January 19, 2010, and July 6, 2007, respectively.

      CONFIDENTIALITY; NON-COMPETE. The Agreement includes a commitment to non-disclosure of any information related to the Company and a commitment not to directly or indirectly non-compete with the Company.

      TERM/TERMINATION. The term of the agreement is for an unlimited period beginning on July 5, 2010, subject to shareholder approval. Each party may terminate the Agreement immediately upon written notice.

      It is proposed that at the Meeting, the following Resolution be adopted:

      "RESOLVED, to approve and authorize the entry into the Services Agreement, effective as of July 5, 2010, between the Company and a private company owned by Mr. Tiberg, and to approve the retention of his services, which agreement includes among others, compensation arrangements, reimbursement of expenses and insurance and indemnification arrangements."

      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

      THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS
PROPOSAL.

                                 PROPOSAL THREE
       TO ELECT MR. AVIRAM LAHAV AS AN EXTERNAL DIRECTOR AND APPROVE
                                HIS COMPENSATION

      The Company's Board of Directors is soliciting the shareholder meeting to elect Mr. Aviram Lahav to serve as an "external director" of the Company in accordance with the provisions of the Companies Law, for a three year term effective from August 26, 2010 and until August 25, 2013. Mr. Lahav would replace Mr. Yacov Elinav whose term expired on July 14, 2010.

      The compensation of Mr. Lahav shall be NIS 2,000 (approximately $520) per meeting of the Board of Directors and any Board committee meeting and annual compensation shall be in the amount of NIS 50,000 (approximately $12,960)). However, his compensation may be adjusted from time to time in the future so as not to fall below the minimum compensation required to be paid to external directors pursuant to the regulations under the Companies Law nor to exceed 50% of the maximum compensation pursuant to such regulations. The compensation of Mr. Lahav is not linked to any index. In addition, Mr. Lahav will receive a standard letter of indemnification from the Company indemnifying him for certain actions that he takes in his capacity as an officer or director of the Company and will be covered by the Company's Directors' and Officers' liability insurance policy. For a description of the terms and conditions of the Company's directors' and officers' liability insurance policy and standard letter of indemnification approved at Company shareholder meetings held on February 23, 2010 and August 7, 2007, respectively, see the proxy statements for these meetings that were submitted to the SEC on Form 6-K on January 19, 2010, and July 6, 2007, respectively. The compensation of Mr. Lahav for his services as an external director of the Company is identical to the compensation of the Company's other external director, Mr. Eli Admoni.

      The following information with respect to Mr. Lahav is based upon the information furnished to the Company by Mr. Lahav.

      AVIRAM LAHAV currently serves as chief financial officer of Machteshim-Agan Industries Inc. and served as chief executive officer of Synergy Cables Ltd. from February 2009 until April 2010. From November 2006 until September 2008 Mr. Lahav served as chief executive officer and chief operating officer of Delta Galil Industries Ltd., and from April 2004 until October 2006 he served as chief executive officer of the United States Division at Delta Galil Industries Ltd. Mr. Lahav currently serves as a director in the following companies: Honigman Ltd., Green Path Ltd. and Synergy Cables Ltd. Mr. Lahav holds a B.A. in Economics and Finance from the Hebrew University, Jerusalem, a practical engineering degree in mechanical engineering from Tel Aviv University, and he completed the Advanced Management Program at Harvard University Business School, Cambridge Massachusetts. Mr. Lahav is a certified public accountant in Israel.

      The proposed nominee, Mr. Lahav, has declared to the Company that he complies with the qualifications as an External Director under the Companies Law. In addition, the Board of Directors' has determined that Mr. Lahav satisfies the conditions of "accounting and financial expertise" under the Companies Law, as described below, based on Mr. Lahav's declaration with respect to his compliance with the qualifications to serve as an external director of the Company as required under Israeli law. The declaration is available for review at the Company's offices.

      It is proposed that at the Meeting, the following Resolution be adopted:

      "RESOLVED, that Mr. Aviram Lahav be, and hereby is, elected to hold office as an external director of the Company for a three year term effective from August 26, 2010 and until August 25, 2013, in accordance with the provisions of the Companies Law, and his compensation shall be NIS 2,000 (approximately $520) per meeting of the Board of Directors and any Board committee meeting and annual compensation shall be in the amount of NIS 50,000 (approximately $12,960), as may be adjusted from time to time in the future so as not to fall below the minimum compensation required to be paid to external directors pursuant to the regulations under the Companies Law nor to exceed 50% of the maximum compensation pursuant to such regulations."

       The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the matter, is necessary for the election of the aforementioned nominee, provided that either
(i) such a majority includes at least one-third (1/3) of the total votes of shareholders, who are not Controlling Shareholders of the Company (as defined under the Companies Law) or anyone voting on their behalf, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the non-Controlling Shareholders mentioned in (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

      Shareholders are required to indicate whether they are a Controlling Shareholder for their vote to be counted.

      THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS
PROPOSAL.

COMPANIES LAW REQUIREMENTS REGARDING EXTERNAL-INDEPENDENT DIRECTORS

      We are subject to the provisions of the Companies Law which requires that we have at least two External Directors. Under the Companies Law, a person may not be appointed as an External Director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an External Director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

      Under the Companies Law, at least one of the external directors is required to have Accounting and Financial Expertise and the other External Directors are required to have Professional Expertise. A director has "Professional Expertise" if he or she satisfies one of the following:

      (i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

      (ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

      (iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

      In addition to the above requirements, which apply to an independent director as well, an independent director is additionally required not to serve as a Director of the Company during nine sequential years, and a recess for no more than two years shall not be deemed to interrupt the continuity of his or her service for this matter.

      The above qualifications do not apply to independent directors appointed prior to September 29, 2008, and external directors appointed prior to January 19, 2006. However, an external director may not be appointed to an additional term unless: (i) such director has "Accounting and Financial Expertise"; or (ii) he or she has "Professional Expertise", and on the date of appointment for another term there is another external director who has "Accounting and Financial Expertise" and the number of "Accounting and Financial Experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

      Under the Companies Law, External Directors must be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders who are participating in the voting at the meeting in person or by proxy, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an External Director is three years, which term may be extended for an additional three years. Each committee of a company's board of directors must include at least one External Director, and all External Directors must serve on the audit committee. The Company's other External Director is currently Eli Admoni.

                                 PROPOSAL FOUR
                      APPROVAL OF DIRECTORS' COMPENSATION

      Under the Companies Law, director's compensation requires shareholders approval. The shareholders are asked to approve compensation of NIS 2,000 (approximately $520) per meeting of the Board of Directors and any Board committee meeting and annual compensation in the amount of NIS 50,000 (approximately $12,960) to each of our current and future directors who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and
(iii) does not hold a position with the Company or otherwise provide services to the Company. The directors' compensation is not linked to any index. In addition, the directors have received and will continue to receive a standard letter of indemnification from the Company indemnifying each of them for certain actions that (s)he takes in his/her capacity as an officer or director of the Company and are and will be covered by the Company's Directors' and Officers' liability insurance policy. For a description of the terms and conditions of the Company's directors' and officers' liability insurance policy and standard letter of indemnification approved at Company shareholder meetings held on February 23, 2010 and August 7, 2007, respectively, see the proxy statements for these meetings that were submitted to the SEC on Form 6-K on January 19, 2010, and July 6, 2007, respectively.

      It should be noted that the above does not apply to Mr. Ishay Davidi and Mr. Meir Shamir (and any alternate director) who serve as directors in the Company, in light of the management services agreement between Norfet, Limited Partnership and the Company. Norfet has effectively waived the management fees owed to it, effective as of April 2008, as described in "Executive Compensation" above.

      It is proposed that at the Meeting, the following Resolution be adopted:

      "RESOLVED, that the compensation for each of our current and future directors, excluding Mr. Ishay Davidi and Mr. Meir Shamir, who (i) is not an external director, (ii) is not deemed to be a controlling shareholder and (iii) does not hold a position with the Company or otherwise provide services to the Company, would be NIS 2,000 per meeting of the Board of Directors and any Board committee meeting and an annual compensation in the amount of NIS 50,000, as may be adjusted from time to time in the future so as not to fall below the minimum compensation required to be paid to external directors pursuant to the regulations under the Companies Law."

      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

                                 PROPOSAL FIVE
                    APPROVAL OF THE APPOINTMENT OF AUDITORS

      Shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2010 and for the period until the next Annual General Meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors in accordance with the volume and nature of their services. During the Meeting, the Board of Directors will state the amounts paid to the Company's auditors for their services in the last year. Kost Forer Gabbay & Kasierer were also the auditors for the Company for the year ended December 31, 2009.

      It is proposed that at the Meeting, the following Resolution be adopted:

      "RESOLVED, to approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young International, as auditors of the Company for the fiscal year ending December 31, 2010 and for the period until the next Annual General Meeting of shareholders. The Board of Directors is hereby authorized, upon recommendation of the Audit Committee, to determine the auditors' compensation, to fix the remuneration of the auditors in accordance with the volume and nature of their services."

      The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

      THE AUDIT COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

          REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS AND
                                AUDITORS' REPORT

      The Report of Directors for the year ended December 31, 2009 and the audited consolidated Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2009 will be available for review by the shareholders at the Meeting. In accordance with applicable Israeli law, at the Meeting, the directors' representative will answer appropriate questions relating to the above mentioned statements and reports.

                                 OTHER MATTERS

      The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in the Notice of Annual General Meeting. If any other matter requiring a vote of the shareholders properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

ORNA MAROM
COMPANY SECRETARY
July 19, 2010